

Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-211718

Pricing Supplement dated May 9, 2018 to the
Product Prospectus Supplement MLN-ES-ETF-1 dated July 8, 2016 and
Prospectus Dated June 30, 2016

The Toronto-Dominion Bank

$1,760,000

Autocallable Contingent Interest Barrier Notes Linked to the Common Stock of The Boeing Company Due May 11, 2022.

The Toronto-Dominion Bank ("TD" or "we") has offered the Autocallable Contingent Interest Barrier Notes (the "Notes") linked to the common stock of The Boeing Company (the "Reference Asset"). The Notes will pay a Contingent Interest Payment on a Contingent Interest Payment Date (including the Maturity Date) at a rate of 7.80% per annum (such rate the "Contingent Interest Rate"), only if the Closing Price of the Reference Asset is greater than or equal to the Barrier Price of 70% of the Initial Price on the related Valuation Date. The Notes will be automatically called if the Closing Price of the Reference Asset is greater than or equal to the Initial Price on any Valuation Date other than the Final Valuation Date. If the Notes are automatically called, on the first following Contingent Interest Payment Date (the "Call Payment Date"), we will pay a cash payment per Note equal to their Principal Amount, plus the Contingent Interest Payment otherwise due. No further amounts will be owed under the Notes. If the Notes are not automatically called, on the Maturity Date, in addition to any Contingent Interest Payment otherwise due, we will pay a cash payment, if anything, per Note equal to:

- If the Final Price is greater than or equal to the Barrier Price, the Principal Amount of $1,000.
- If the Final Price is less than the Barrier Price, the sum of (1) $1,000 plus (2) the product of (i) $1,000 times (ii) the Percentage Change

If the Notes are not automatically called and the Final Price is less than the Barrier Price, investors will lose 1% of the Principal Amount of the Notes for each 1% that the Final Price is less than the Initial Price, and may lose the entire Principal Amount. Any payments on the Notes are subject to our credit risk.

The Notes are unsecured and are not savings accounts or insured deposits of a bank. The Notes are not insured or guaranteed by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other governmental agency or instrumentality of Canada or the United States.The Notes will not be listed or displayed on any securities exchange or any electronic communications network.

The Notes do not guarantee the payment of any Contingent Interest Payments or the return of the Principal Amount and, if the Final Price is less than the Barrier Price, investors may lose up to their entire investment in the Notes. Any payments on the notes are subject to our credit risk.

The Notes have complex features and investing in the Notes involves a number of risks. See "Additional Risk Factors" beginning on page P-6 of this pricing supplement, "Additional Risk Factors Specific to the Notes" beginning on page PS-5 of the product prospectus supplement MLN-ES-ETF-1 dated July 8, 2016, (the "product prospectus supplement") and "Risk Factors" on page 1 of the prospectus dated June 30, 2016 (the "prospectus").

Neither the Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of these Notes or determined that this pricing supplement, the product prospectus supplement or the prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We will deliver the Notes in book-entry only form through the facilities of The Depository Trust Company on May 14, 2018, against payment in immediately available funds.

The estimated value of your Notes at the time the terms of your Notes are set on the Pricing Date is $958.30 per Note, as discussed further under "Additional Risk Factors — Estimated Value" on page P-8 and "Additional Information Regarding the Estimated Value of the Notes" on page P-18 of this pricing supplement. The estimated value is less than the public offering price of the Notes.

	Public Offering Price[1]	Underwriting Discount[2]	Proceeds to TD
Per Note	$1,000.00	$30.00	$970.00
Total	$1,760,000.00	$52,800.00	$1,707,200.00

The public offering price, underwriting discount and proceeds to TD listed above relate to the Notes we issue initially. We may decide to sell additional Notes after the date of this pricing supplement, at public offering prices and with underwriting discounts and proceeds to TD that differ from the amounts set forth above. The return (whether positive or negative) on your investment in the Notes will depend in part on the public offering price you pay for such Notes.

[1] Certain dealers who purchase the Notes for sale to certain fee-based advisory accounts may forego some or all of their selling concessions, fees or commissions. The public offering price for investors purchasing the Notes in these accounts may be as low as $970.00 (97.00%) per Note.

[2] TD Securities (USA) LLC ("TDS") will purchase the Notes from TD at the public offering price less an underwriting discount of $30.00 (3.00%) per Note for distribution to other registered broker-dealers, or has offered the Notes directly to investors. The underwriting discount represents the selling concessions for other dealers in connection with the distribution of the Notes. The other dealers may forgo, in their sole discretion, some or all of their selling concessions. TD will reimburse TDS for certain expenses in connection with its role in the offer and sale of the Notes, and TD will pay TDS a fee in connection with its role in the offer and sale of the Notes. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page P-17 of this pricing supplement.

Summary

The information in this "Summary" section is qualified by the more detailed information set forth in this pricing supplement, the product prospectus supplement and the prospectus.

Issuer:	TD
Issue:	Senior Debt Securities
Type of Note:	Autocallable Contingent Interest Barrier Notes
Term:	Approximately 4 years, subject to an automatic call
Reference Asset:	The Common Stock of The Boeing Company (ticker: BA)
CUSIP / ISIN:	89114QND6 / US89114QND69
Agent:	TDS
Currency:	U.S. Dollars
Minimum Investment:	$1,000 and minimum denominations of $1,000 in excess thereof
Principal Amount:	$1,000 per Note
Pricing Date:	May 9, 2018
Issue Date:	May 14, 2018, which is three Business Days following the Pricing Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), trades in the secondary market generally are required to settle in two Business Days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes in the secondary market on any date prior to two Business Days before delivery of the Notes will be required, by virtue of the fact that each Note initially will settle in three Business Days (T+3), to specify alternative settlement arrangements to prevent a failed settlement of the secondary market trade.
Call Feature:	If the Closing Price of the Reference Asset on any Valuation Date other than the Final Valuation Date is greater than or equal to the Initial Price, we will automatically call the Notes and, on the applicable Call Payment Date, will pay you a cash payment equal to the Principal Amount, plus the Contingent Interest Payment otherwise due. No further amounts will be owed to you under the Notes.
Call Payment Date:	If the Notes are subject to an automatic call, the Call Payment Date will be the Contingent Interest Payment Date immediately following the relevant Valuation Date.

Valuation Dates:	The 9th calendar day of each February, May, August, and November, commencing on August 9, 2018 and ending on May 9, 2022 (the "Final Valuation Date"), unless any such date is not a Trading Day, in which case the relevant Valuation Date (or Final Valuation Date) will be the next following Trading Day. If a Market Disruption Event occurs or is continuing on any Valuation Date (including the Final Valuation Date), the Valuation Date will be postponed to the next Trading Day on which no Market Disruption Event occurs or is continuing. In no event, however, will any Valuation Date be postponed by more than ten Trading Days. If the determination of the Closing Price of the Reference Asset for any Valuation Date is postponed to the last possible day, but a Market Disruption Event occurs or is continuing on that day, that day will nevertheless be the date on which the Closing Price of the Reference Asset will be determined. In such an event, the Calculation Agent will estimate the price that would have prevailed in the absence of the Market Disruption Event.
Contingent Interest Payment Dates:	With respect to each Valuation Date, the second Business Day following the related Valuation Date, subject to postponement as described above under "— Valuation Dates".
Contingent Interest Payment:	If the Closing Price of the Reference Asset is greater than or equal to the Barrier Price on the relevant Valuation Date, a Contingent Interest Payment will be paid to you on the corresponding Contingent Interest Payment Date, in an amount equal to:


Principal Amount x Contingent Interest Rate x ¼


	Contingent Interest Payments on the Notes are not guaranteed. You will not receive a Contingent Interest Payment on a Contingent Interest Payment Date if the Closing Price of the Reference Asset on the related Valuation Date is less than the Barrier Price. Any Contingent Interest Payment due on a Note will be paid to the registered holder of such Note, as determined on the record date, which will be the Business Day preceding the relevant Contingent Interest Payment Date, provided that if you sell your Notes in the secondary market on a Valuation Date, the purchaser of the Notes shall be deemed to be the record holder on the applicable record date and therefore you will not be entitled to any payment attributable to that date.
Contingent Interest Rate:	7.80% per annum.
Maturity Date:	May 11, 2022, which is two Business Days following the Final Valuation Date, subject to postponement as described above under "— Valuation Dates". If such day is not a Business Day, the Maturity Date will be the next succeeding Business Day.

Payment at Maturity (If Not Called):	If the Notes are not automatically called, on the Maturity Date, in addition to any Contingent Interest Payment otherwise due, we will pay a cash payment, if anything, per Note equal to:
	
	• If the Final Price is greater than or equal to the Barrier Price:
	   The Principal Amount of $1,000.
	• If the Final Price is less than the Barrier Price:
	   The sum of (1) $1,000 plus (2) the product of (i) $1,000 times (ii) the Percentage Change
	
	If the Notes are not automatically called and the Final Price is less than the Barrier Price, investors will lose 1% of the Principal Amount of the Notes for each 1% that the Final Price is less than the Initial Price, and may lose the entire Principal Amount. Any payments on the Notes are subject to our credit risk.
	
	All amounts used in or resulting from any calculation relating to the Notes, including the Payment at Maturity, will be rounded upward or downward as appropriate, to the nearest cent.

Percentage Change:	The Percentage Change is the quotient, expressed as a percentage, of the following formula:

$$\frac{\text{Final Price} - \text{Initial Price}}{\text{Initial Price}}$$

Initial Price:	$344.50, which is the Closing Price of the Reference Asset on the Pricing Date, subject to adjustment as described under "General Terms of the Notes— Anti-Dilution Adjustments" in the product prospectus supplement and "Anti-Dilution Adjustments" herein.

Final Price:	The Closing Price of the Reference Asset on the Final Valuation Date.
Barrier Price:	$241.15, which is 70% of the Initial Price, subject to adjustment as described under "General Terms of the Notes— Anti-Dilution Adjustments" in the product prospectus supplement and "Anti-Dilution Adjustments" herein.
Monitoring Period:	Final Valuation Date Monitoring
Business Day:	Any day that is a Monday, Tuesday, Wednesday, Thursday or Friday that is neither a legal holiday nor a day on which banking institutions are authorized or required by law to close in New York City or Toronto.
U.S. Tax Treatment:	By purchasing the Notes, you agree, in the absence of a statutory, regulatory, administrative or judicial ruling to the contrary, to treat the Notes, for U.S. federal income tax purposes, as pre-paid derivative contracts with respect to the Reference Asset. Pursuant to this approach, it is likely that any Contingent Interest Payment that you receive should be included in ordinary income at the time you receive the payment or when it accrues, depending on your regular method of accounting for U.S. federal income tax purposes. Based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Cadwalader, Wickersham & Taft LLP, it is reasonable to treat the Notes in the manner described above. However, because there is no authority that specifically addresses the tax treatment of the Notes, it is possible that your Notes could alternatively be treated for tax purposes as a single contingent payment debt instrument, or pursuant to some other characterization, such that the timing and character of your income from the Notes could differ materially and adversely from the treatment described above, as described further herein under "Supplemental Discussion of U.S. Federal Income Tax Consequences" beginning on page P-15 and in the product prospectus supplement under "Supplemental Discussion of U.S. Federal Income Tax Consequences" beginning on page PS-38.
Canadian Tax Treatment:	Please see the discussion in the product prospectus supplement under "Supplemental Discussion of Canadian Tax Consequences," which applies to the Notes.
Calculation Agent:	TD
Listing:	The Notes will not be listed or displayed on any securities exchange or electronic communications network.
Clearance and Settlement:	DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg as described under "Forms of the Debt Securities" and "Book-Entry Procedures and Settlement" in the prospectus).

Additional Terms of Your Notes

You should read this pricing supplement together with the prospectus, as supplemented by the product prospectus supplement, relating to our Senior Debt Securities, of which these Notes are a part. Capitalized terms used but not defined in this pricing supplement will have the meanings given to them in the product prospectus supplement. In the event of any conflict the following hierarchy will govern: first, this pricing supplement; second, the product prospectus supplement; and last, the prospectus. *The Notes vary from the terms described in the product prospectus supplement in several important ways. You should read this pricing supplement carefully.*

This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Additional Risk Factors" beginning on page P-6 of this pricing supplement, "Additional Risk Factors Specific to the Notes" beginning on page PS-5 of the product prospectus supplement and "Risk Factors" on page 1 of the prospectus, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the SEC website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):

- Prospectus dated June 30, 2016:
  https://www.sec.gov/Archives/edgar/data/947263/000119312516638441/d162493d424b3.htm

- Product Prospectus Supplement MLN-ES-ETF-1 dated July 8, 2016:
  https://www.sec.gov/Archives/edgar/data/947263/000089109216016045/e70441_424b2.htm

Our Central Index Key, or CIK, on the SEC website is 0000947263. Alternatively, The Toronto-Dominion Bank, any Agent or any dealer participating in this offering will arrange to send you the product prospectus supplement and the prospectus if you so request by calling 1-855-303-3234. As used in this pricing supplement, the "Bank," "we," "us," or "our" refers to The Toronto-Dominion Bank and its subsidiaries.

We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes, in which case we may reject your offer to purchase.

Additional Risk Factors

The Notes involve risks not associated with an investment in conventional debt securities. This section describes the most significant risks relating to the terms of the Notes. For additional information as to these risks, please see the product prospectus supplement and the prospectus.

You should carefully consider whether the Notes are suited to your particular circumstances before you decide to purchase them. Accordingly, prospective investors should consult their investment, legal, tax, accounting and other advisors as to the risks entailed by an investment in the Notes and the suitability of the Notes in light of their particular circumstances.

Your Investment in the Notes May Result in a Loss.

The Notes do not guarantee the return of the Principal Amount and investors may lose up to their entire investment in the Notes. Specifically, if the Notes are not automatically called and the Final Price is less than the Barrier Price, investors will lose 1% of the Principal Amount of the Notes for each 1% that the Final Price is less than the Initial Price, and may lose the entire Principal Amount.

You Will Not Receive Any Contingent Interest Payment for Any Contingent Interest Payment Date If the Closing Price on the Corresponding Valuation Date Is Less Than the Barrier Price.

You will not receive a Contingent Interest Payment on a Contingent Interest Payment Date if the Closing Price of the Reference Asset on the related Valuation Date is less than the Barrier Price. If the Closing Price of the Reference Asset is less than the Barrier Price on each Valuation Date over the term of the Notes, you will not receive any Contingent Interest Payments, and you will not receive a positive return on, your Notes. Generally, this non-payment of the Contingent Interest Payment will coincide with a greater risk of principal loss on your Notes. Accordingly, if we do not pay the Contingent Interest Payment on the Maturity Date, you will incur a loss of principal because the Final Price will be less than the Barrier Price, and you may lose your entire Principal Amount.

The Potential Positive Return on the Notes Is Limited to the Contingent Interest Payments Paid on the Notes, If Any, Regardless of Any Appreciation in the Price of the Reference Asset.

The potential positive return on the Notes is limited to any Contingent Interest Payments paid, meaning any positive return on the Notes will be composed solely by the sum of any Contingent Interest Payments paid over the term of the Notes. Therefore, if the appreciation of the Reference Asset exceeds the sum of any Contingent Interest Payments actually paid on the Notes, the return on the Notes will be less than the return would be if you made an investment in the Reference Asset or a security directly linked to the positive performance of the Reference Asset.

Your Return May Be Lower than the Return on a Conventional Debt Security of Comparable Maturity.

The return that you will receive on your Notes, which could be negative, may be less than the return you could earn on other investments. The Notes do not provide for fixed interest payments and you may not receive any Contingent Interest Payments over the term of the Notes. Even if you do receive one or more Contingent Interest Payments and your return is positive, your return may be less than the return you would earn if you bought a conventional senior interest bearing debt security of the Bank with the same maturity date or if you invested directly in the Reference Asset. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money.

The Notes May Be Automatically Called Prior to the Maturity Date And Are Subject to Reinvestment Risk.

If your Notes are automatically called, no further payments will be owed to you under the Notes after the applicable Call Payment Date. Therefore, because the Notes could be called as early as the first potential Call Payment Date, the holding period could be limited. There is no guarantee that you would be able to reinvest the proceeds from an investment in the Notes at a comparable return for a similar level of risk in the event the Notes are automatically called prior to the Maturity Date. Furthermore, to the extent you are able to reinvest such proceeds in an investment with a comparable return for a similar level of risk, you may incur transaction costs such as dealer discounts and hedging costs built into the price of the new notes.

Investors Are Subject to TD's Credit Risk, and TD's Credit Ratings and Credit Spreads May Adversely Affect the Market Value of the Notes.

Although the return on the Notes will be based on the performance of the Reference Asset, the payment of any amount due on the Notes is subject to TD's credit risk. The Notes are TD's senior unsecured debt obligations. Investors are dependent on TD's ability to pay all amounts due on the Notes and, therefore, investors are subject to the credit risk of TD and to changes in the market's view of TD's creditworthiness. Any decrease in TD's credit ratings or increase in the credit spreads charged by the market for taking TD's credit risk is likely to adversely affect the market value of the Notes. If TD becomes unable to meet its financial obligations as they become due, investors may not receive any amounts due under the terms of the Notes.

The Agent Discount, Offering Expenses and Certain Hedging Costs Are Likely to Adversely Affect Secondary Market Prices.

Assuming no changes in market conditions or any other relevant factors, the price, if any, at which you may be able to sell the Notes will likely be lower than the public offering price. The public offering price includes, and any price quoted to you is likely to exclude, the underwriting discount paid in connection with the initial distribution, offering expenses as well as the cost of hedging our obligations under the Notes. In addition, any such price is also likely to reflect dealer discounts, mark-ups and other transaction costs, such as a discount to account for costs associated with establishing or unwinding any related hedge transaction.

There May Not Be an Active Trading Market for the Notes — Sales in the Secondary Market May Result in Significant Losses.

There may be little or no secondary market for the Notes. The Notes will not be listed or displayed on any securities exchange or electronic communications network. The Agent may make a market for the Notes; however, it is not required to do so and may stop any market-making activities at any time. Even if a secondary market for the Notes develops, it may not provide significant liquidity or trade at prices advantageous to you. We expect that transaction costs in any secondary market would be high. As a result, the difference between bid and ask prices for your Notes in any secondary market could be substantial.

If you sell your Notes before the Maturity Date, you may have to do so at a substantial discount from the public offering price irrespective of the price of the Reference Asset, and as a result, you may suffer substantial losses.

The Amounts Payable on the Notes Are Not Linked to the Price of the Reference Asset at Any Time Other Than on the Valuation Dates, Including the Final Valuation Date.

Any payments on the Notes will be based on the Closing Price of the Reference Asset only on each Valuation Date. Even if the market price of the Reference Asset appreciates prior to the relevant Valuation Date but then drops on that day to a Closing Price that is less than the Barrier Price, you will not receive the Contingent Interest Payment on the corresponding Contingent Interest Payment Date. Similarly, the Payment at Maturity may be significantly less than it would have been had the Notes been linked to the Closing Price of the Reference Asset on a date other than the Final Valuation Date, and may be zero. Although the actual price of the Reference Asset at other times during the term of the Notes may be higher than the price on one or more Valuation Dates, any Contingent Interest Payments on the Notes and the Payment at Maturity will be based solely on the Closing Price of the Reference Asset on the applicable Valuation Date.

The Contingent Interest Rate Will Reflect In Part the Volatility of the Reference Asset and May Not Be Sufficient to Compensate You for the Risk of Loss at Maturity.

Generally, the higher the Reference Asset's volatility, the more likely it is that the Closing Price of the Reference Asset price could be less than the Initial Price or the Barrier Price on a Valuation Date. Volatility means the magnitude and frequency of changes in the price of the Reference Asset. This greater risk will generally be reflected in a higher Contingent Interest Rate for the Notes than the interest rate payable on our conventional debt securities with a comparable term. However, while the Contingent Interest Rate is set on the Pricing Date, the Reference Asset's volatility can change significantly over the term of the Notes, and may increase. The price of the Reference Asset could fall sharply on the Valuation Dates, resulting in few or no Contingent Interest Payments or on the Final Valuation Date, resulting in a significant or entire loss of principal.

There Are Single Stock Risks Associated with the Reference Asset.

The price of the Reference Asset can rise or fall sharply due to factors specific to that Reference Asset and the Reference Asset Issuer, such as stock price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general stock market volatility and levels, interest rates and economic and political conditions. You, as an investor in the Notes, should make your own investigation into the Reference Asset Issuer and the Reference Asset for your Notes. For additional information, see "Information Regarding the Reference Asset" in this pricing supplement and the Reference Asset Issuer's SEC filings. **We urge you to review financial and other information filed periodically by the Reference Asset Issuer with the SEC.**

Trading and Business Activities by TD or its Affiliates May Adversely Affect the Market Value of the Notes.

We, the Agents and our or their respective affiliates may hedge our obligations under the Notes by purchasing securities, futures, options or other derivative instruments with returns linked or related to changes in the price of the Reference Asset, and we may adjust these hedges by, among other things, purchasing or selling securities, futures, options or other derivative instruments at any time. It is possible that we or one or more of our affiliates could receive substantial returns from these hedging activities while the market value of the Notes declines. We or one or more of our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the performance of the Reference Asset.

These trading activities may present a conflict between the holders' interest in the Notes and the interests we and our affiliates will have in our or their proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for our or their customers' accounts and in accounts under our or their management. These trading activities could be adverse to the interests of the holders of the Notes.

We and one or more of our affiliates and the Agents and their affiliates may, at present or in the future, engage in business with the issuer of the Reference Asset (the "Reference Asset Issuer"), including making loans to or providing advisory services to those companies. These services could include investment banking and merger and acquisition advisory services. These business activities may present a conflict between our or one or more of our affiliates' or the Agents and their affiliates' obligations and your interests as a holder of the Notes. Moreover, we and our affiliates and the Agents and their affiliates may have published, and in the future expect to publish, research reports with respect to the Reference Asset. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. Any of these activities by us or one or more of our affiliates or the Agents or their affiliates may affect the price of the Reference Asset and, therefore, the market value of the Notes, whether the Contingent Interest Payment is payable on any Contingent Interest Payment Date and the Payment at Maturity, if any.

These trading activities may present a conflict between the holders' interest in the Notes and the interests we and our affiliates will have in our or their proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for our or their customers' accounts and in accounts under our or their management. These trading activities could be adverse to the interests of the holders of the Notes.

Estimated Value

The Estimated Value of Your Notes Is Lower Than the Public Offering Price of Your Notes.

The estimated value of your Notes is lower than the public offering price of your Notes. The difference between the public offering price of your Notes and the estimated value of the Notes reflects costs and expected profits associated with selling and structuring the Notes, as well as hedging our obligations under the Notes. Because hedging our obligations entails risks and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or a loss.

The Estimated Value of Your Notes Is Based on Our Internal Funding Rate.

The estimated value of your Notes is determined by reference to our internal funding rate. The internal funding rate used in the determination of the estimated value of the Notes generally represents a discount from the credit spreads for our conventional fixed-rate debt securities and the borrowing rate we would pay for its conventional fixed-rate debt securities. This discount is based on, among other things, our view of the funding value of the Notes as well as the higher issuance, operational and ongoing liability management costs of the Notes in comparison to those costs for our conventional fixed-rate debt, as well as estimated financing costs of any hedge positions, taking into account regulatory and internal requirements. If the interest rate implied by the credit spreads for our conventional fixed-rate debt securities, or the borrowing rate we would pay for our conventional fixed-rate debt securities were to be used, we would expect the economic terms of the Notes to be more favorable to you. Additionally, assuming all other economic terms are held constant, the use of an internal funding rate for the Notes is expected to increase the estimated value of the Notes at any time.

The Estimated Value of the Notes Is Based on Our Internal Pricing Models, Which May Prove to Be Inaccurate and May Be Different from the Pricing Models of Other Financial Institutions.

The estimated value of your Notes is based on our internal pricing models when the terms of the Notes are set, which take into account a number of variables, such as our internal funding rate on the Pricing Date, and are based on a number of subjective assumptions, which are not evaluated or verified on an independent basis and may or may not materialize. Further, our pricing models may be different from other financial institutions' pricing models and the methodologies used by us to estimate the value of the Notes may not be consistent with those of other financial institutions that may be purchasers or sellers of Notes in the secondary market. As a result, the secondary market price of your Notes may be materially lower than the estimated value of the Notes determined by reference to our internal pricing models. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect.

The Estimated Value of Your Notes Is Not a Prediction of the Prices at Which You May Sell Your Notes in the Secondary Market, If Any, and Such Secondary Market Prices, If Any, Will Likely be Lower Than the Public Offering Price of Your Notes and May Be Lower Than the Estimated Value of Your Notes.

The estimated value of the Notes is not a prediction of the prices at which the Agent, other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions (if they are willing to purchase, which they are not obligated to do). The price at which you may be able to sell your Notes in the secondary market at any time, if any, will be influenced by many factors that cannot be predicted, such as market conditions, and any bid and ask spread for similar sized trades, and may be substantially less than the estimated value of the Notes. Further, as secondary market prices of your Notes take into account the levels at which our debt securities trade in the secondary market, and do not take into account our various costs and expected profits associated with selling and structuring the Notes, as well as hedging our obligations under the Notes, secondary market prices of your Notes will likely be lower than the public offering price of your Notes. As a result, the price at which the Agent, other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions, if any, will likely be lower than the price you paid for your Notes, and any sale prior to the Maturity Date could result in a substantial loss to you.

The Temporary Price at Which the Agent May Initially Buy the Notes in the Secondary Market May Not Be Indicative of Future Prices of Your Notes.

Assuming that all relevant factors remain constant after the Pricing Date, the price at which the Agent may initially buy or sell the Notes in the secondary market (if the Agent makes a market in the Notes, which it is not obligated to do) may exceed the estimated value of the Notes on the Pricing Date, as well as the secondary market value of the Notes, for a temporary period after the Issue Date of the Notes, as discussed further under "Additional Information Regarding the Estimated Value of the Notes." The price at which the Agent may initially buy or sell the Notes in the secondary market may not be indicative of future prices of your Notes.

There Are Potential Conflicts of Interest Between You and the Calculation Agent.

The Calculation Agent will, among other things, determine whether the Contingent Interest Payment is payable on any Contingent Interest Payment Date and the Payment at Maturity on the Notes. We will serve as the Calculation Agent but may appoint a different Calculation Agent after the Issue Date without notice to you. The Calculation Agent will exercise its judgment when performing its functions and may take into consideration our ability to unwind any related hedges. Since this discretion by the Calculation Agent may affect payments on the Notes, the Calculation Agent may have a conflict of interest if it needs to make any such decision. For example, the Calculation Agent may have to determine whether a Market Disruption Event affecting the Reference Asset has occurred, and make certain adjustments to the Reference Asset if certain events occur. This determination may, in turn, depend on the Calculation Agent's judgment whether the event has materially interfered with our ability or the ability of one of our affiliates to unwind our hedge positions.

Since this determination by the Calculation Agent will affect the payment on the Notes, the Calculation Agent may have a conflict of interest if it needs to make a determination of this kind. For additional information as to the Calculation Agent's role, see "General Terms of the Notes—Role of Calculation Agent" in the product prospectus supplement.

You Will Have No Rights to Receive Any Shares of the Reference Asset and You Will Not Be Entitled to Dividends or Other Distributions by the Reference Asset.

The Notes are our debt securities. They are not equity instruments, shares of stock, or securities of any other issuer. Investing in the Notes will not make you a holder of shares of the Reference Asset. You will not have any voting rights, any rights to receive dividends or other distributions, any rights against the Reference Asset Issuer. As a result, the return on your Notes may not reflect the return you would realize if you actually owned shares of the Reference Asset and received the dividends paid or other distributions made in connection with them. Your Notes will be paid in cash and you have no right to receive delivery of shares of the Reference Asset.

We Do Not Control the Reference Asset Issuer and Are Not Responsible for Any of its Disclosure.

Neither we nor any of our affiliates have the ability to control the actions of the Reference Asset Issuer and have not conducted any independent review or due diligence of any information related to the Reference Asset or Reference Asset Issuer. We are not responsible for the Reference Asset Issuer public disclosure of information on itself or the Reference Asset, whether contained in Securities Exchange Commission filings or otherwise. You should make your own investigation into the Reference Asset Issuer.

You Will Have Limited Anti-Dilution Protection.

The Calculation Agent will adjust the Initial Price and Barrier Price for stock splits, reverse stock splits, stock dividends, extraordinary dividends and other events that affect the Reference Asset, but only in the situations we describe in "General Terms of the Notes—Anti-Dilution Adjustments" in the product prospectus supplement and "Anti-Dilution Adjustments" herein. The Calculation Agent will not be required to make an adjustment for every event that may affect the Reference Asset. Those events or other actions by the Investment Advisor or a third party may nevertheless adversely affect the price of the Reference Asset, and adversely affect the value of your Notes.

Significant Aspects of the Tax Treatment of the Notes Are Uncertain.

Significant aspects of the U.S. tax treatment of the Notes are uncertain. You should read carefully the section entitled "Supplemental Discussion of U.S. Federal Income Tax Consequences" in the product prospectus supplement, and the section entitled "Supplemental Discussion of U.S. Federal Income Tax Consequences" below. You should consult your tax advisor as to the tax consequences of your investment in the Notes.

For a more complete discussion of the Canadian federal income tax consequences of investing in the Notes, please see the discussion in the product prospectus supplement under "Supplemental Discussion of Canadian Tax Consequences". If you are not a Non-resident Holder (as that term is defined in the prospectus) for Canadian federal income tax purposes or if you acquire the Notes in the secondary market, you should consult your tax advisors as to the consequences of acquiring, holding and disposing of the Notes and receiving the payments that might be due under the Notes.

Anti-Dilution Adjustments

The section "General Terms of the Notes—Anti-Dilution Adjustments—Transferable Rights and Warrants" in the product prospectus supplement is replaced in its entirety with the following:

Transferable Rights and Warrants

If the Reference Asset Issuer issues transferable rights or warrants to all holders of the Reference Asset to subscribe for or purchase the Reference Asset at an exercise price per share that is less than the Closing Price of the Reference Asset on the Trading Day before the ex-dividend date for such issuance, then the Calculation Agent may adjust the Initial Price and/or Final Price, as applicable, of the Reference Asset, or any other terms of the Notes as the Calculation Agent determines appropriate with reference to any adjustment(s) to options contracts on the affected Reference Asset in respect of such issuance of transferable rights or warrants made by the Options Clearing Corporation, or any other equity derivatives clearing organization or exchange to account for the economic effect of such issuance.

Hypothetical Returns

The examples set out below are included for illustration purposes only and are hypothetical examples only; amounts below may have been rounded for ease of analysis. The Closing Prices and Percentage Changes of the Reference Asset used to illustrate the calculation of whether a Contingent Interest Payment is payable on a Contingent Interest Payment Date and the Payment at Maturity are not estimates or forecasts of the Initial Price, the Closing Price, the Final Price or the price of the Reference Asset on any trading day prior to the Maturity Date. All examples assume a hypothetical Initial Price of $300.00, a Barrier Price of $210.00 (70% of the hypothetical Initial Price), a Contingent Interest Payment of $19.50 per Note (reflecting a Contingent Interest Rate of 7.80% per annum), that a holder purchased Notes with a Principal Amount of $1,000 and that no Market Disruption Event occurs on any Valuation Date, including the Final Valuation Date. The actual terms of the notes are set forth on the cover hereof.

Example 1 — **The Notes Are Automatically Called Prior to the Final Valuation Date.**

Valuation Date	Closing Price	Payment (per Note)
First	$375.00 (greater than the Initial Price)	$1,000 (Principal Amount) + $19.50 (Contingent Interest Payment) $1,019.50 (Total Payment upon Automatic Call)

If on the first Valuation Date, the Closing Price is greater than or equal to the Initial Price (and therefore also greater than the Barrier Price), then the Notes will be automatically called and, on the Call Payment Date, we will pay you a cash payment equal to $1,019.50 per Note, reflecting the Principal Amount plus the applicable Contingent Interest Payment, for a return of 1.950% per Note. No further amounts will be owed under the Notes.

Example 2 — **The Closing Price of the Reference Asset is greater than or equal to the Barrier Price on each of the Valuation Dates, the Notes Are Not Automatically Called and the Final Price is Greater Than the Barrier Price.**

Valuation Date	Closing Price	Payment (per Note)
First through Fifteenth	Various (greater than or equal to the Barrier Price; less than the Initial Price)	$292.50 (Contingent Interest Payments)
Final Valuation Date	$280.00 (greater than the Barrier Price)	$1,000 (Principal Amount) + $19.50 (Contingent Interest Payment) $1,019.50 (Total Payment on Maturity Date)

If the Closing Price of the Reference Asset on each of the first through fifteenth Valuation Dates is greater than or equal to the Barrier Price and less than the Initial Price, we will pay the Contingent Interest Payment on each applicable Contingent Interest Payment Date and the Notes will not be called. If on the Final Valuation Date the Final Price is greater than or equal to the Barrier Price, then on the Maturity Date we will pay you a cash payment equal to $1,019.50 per Note, reflecting the Principal Amount plus the applicable Contingent Interest Payment. When added to the Contingent Interest Payments of $292.50 paid in respect of the prior Contingent Interest Payment Dates, the Bank will have paid you a total of $1,312.00 per Note, a return of 31.20% per Note.

Example 3 — **The Closing Price of the Reference Asset is less than the Barrier Price on each of the Valuation Dates, the Notes Are Not Automatically Called and the Final Price is Less Than the Barrier Price.**

Valuation Date	Closing Price	Payment (per Note)
First through Fifteenth	Various (less than Barrier Price)	$0
Final Valuation Date	$150.00 (less than the Barrier Price)	= $1,000 + ($1,000 x Percentage Change) = $1,000 + ($1,000 x –50.00%) = $500.00 (Total Payment on Maturity Date)

If the Closing Price of the Reference Asset on each of the first through fifteenth Valuation Dates is less than the Barrier Price, we will not pay the Contingent Interest Payment on any of the applicable Contingent Interest Payment Dates and the Notes will not be called. If on the Final Valuation Date the Final Price is less than the Barrier Price, then on the Maturity Date we will pay you a cash payment equal to the Principal Amount plus the product of the Principal Amount and Percentage Change, for a total of $500.00 per Note, a loss of 50.00% per Note.

Information Regarding the Reference Asset

The Reference Asset is registered under the Exchange Act. Companies with securities registered under the Exchange Act are required to file periodically certain financial and other information specified by the SEC. Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC or through the SEC's website at www.sec.gov. In addition, information regarding the Reference Asset may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.

We have not independently verified the accuracy or completeness of reports filed by the Investment Advisor with the SEC, information published by it on its website or in any other format, information about it obtained from any other source or the information provided below.

We obtained the information regarding the Investment Advisor from publicly available information, including its filings with the SEC and obtained the historical performance of the Reference Asset from Bloomberg Professional® ("Bloomberg") service. We have not conducted any independent review or due diligence about any such information. You are urged to conduct your own investigation into the Reference Asset and the Investment Advisor.

The Boeing Company

According to publicly available information, The Boeing Company ("Boeing") is involved in the design, development, manufacture, sale, service and support of commercial jetliners, military aircraft, satellites, missile defense, human space flight and launch systems and services. Boeing operates five principal segments: Commercial Airplanes; Boeing Military Aircraft; Network & Space Systems; Global Services & Support; and Boeing Capital. Boeing's Commercial Airplanes segment develops, produces and markets commercial jet aircraft and provides related support services, principally to the commercial airline industry worldwide. Boeing's Military Aircraft segment is engaged in the research, development, production and modification of manned and unmanned military aircraft and weapons systems for the global strike, mobility and surveillance, and engagement markets, as well as related services. The Boeing Network & Space Systems segment is engaged in the research, development, production and modification of products and services such as electronics and information solutions, including command, control, communications, computers, intelligence, surveillance and reconnaissance, cyber and information solutions, and intelligence systems; strategic missile and defense systems; space and intelligence systems, including satellites and commercial satellite launch vehicles; and space exploration. Boeing's Global Services & Support segment sustains aircraft and systems through integrated logistics, including supply chain management and engineering support, maintenance, modification and upgrades for aircraft; and training systems and government services. The Boeing Military Aircraft, Network & Space Systems and Global Services & Support segments compose Boeing's Defense, Space & Security business. The Boeing Capital segment seeks to meet customer financing needs through equipment under operating leases, finance leases, notes and other receivables, assets held for sale or re-lease and investments. Boeing also engages in other business involving engineering, operations and technology, and intercompany items. Information filed by Boeing with the SEC can be located by reference to its SEC file number: 001-00442, or its CIK Code: 0000012927. Boeing's website is boeing.com. Boeing's common stock is listed on the New York Stock Exchange under the ticker symbol "BA."

Historical Information

Below is a table setting forth the quarterly high, low, and period-end Closing Prices of the Reference Asset for each quarter in the period from January 1, 2008 through May 9, 2018. On May 9, 2018, the Closing Price of the Reference Asset was $344.50. The historical performance of the Reference Asset should not be taken as an indication of its future performance, and no assurance can be given as to the market price of the Reference Asset on the Valuation Date.

We obtained the information regarding the historical performance of the Reference Asset in the chart below from Bloomberg.

We have not independently verified the accuracy or completeness of the information obtained from Bloomberg. The historical performance of the Reference Asset should not be taken as an indication of its future performance, and no assurance can be given as to the Final Price of the Reference Asset. We cannot give you assurance that the performance of the Reference Asset will result in any positive return on your initial investment.

QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE	QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE
March 31, 2008	$86.98	$72.45	$74.37	June 28, 2013	$104.08	$84.09	$102.44
June 30, 2008	$87.07	$65.72	$65.72	September 30, 2013	$119.38	$101.47	$117.50
September 30, 2008	$69.26	$55.47	$57.35	December 31, 2013	$138.36	$114.47	$136.49
December 31, 2008	$56.62	$37.11	$42.67	March 31, 2014	$144.37	$121.40	$125.49
March 31, 2009	$46.31	$29.36	$35.58	June 30, 2014	$138.25	$122.07	$127.23
June 30, 2009	$52.83	$35.44	$42.50	September 30, 2014	$129.74	$118.34	$127.38
September 30, 2009	$54.62	$39.04	$54.15	December 31, 2014	$134.81	$120.19	$129.98
December 31, 2009	$56.05	$47.22	$54.13	March 31, 2015	$158.31	$127.53	$150.08
March 31, 2010	$74.11	$56.18	$72.61	June 30, 2015	$154.38	$138.72	$138.72
June 30, 2010	$75.59	$60.11	$62.75	September 30, 2015	$148.49	$125.49	$130.95
September 30, 2010	$69.69	$60.76	$66.54	December 31, 2015	$149.40	$130.61	$144.59
December 31, 2010	$71.66	$62.50	$65.26	March 31, 2016	$141.07	$108.44	$126.94
March 31, 2011	$73.93	$66.40	$73.93	June 30, 2016	$137.08	$122.70	$129.87
June 30, 2011	$79.95	$71.25	$73.93	September 30, 2016	$135.96	$126.70	$131.74
September 30, 2011	$75.99	$57.41	$60.51	December 30, 2016	$157.81	$132.25	$155.68
December 30, 2011	$74.29	$58.25	$73.35	March 31, 2017	$183.91	$156.97	$176.86
March 30, 2012	$76.34	$72.56	$74.37	June 30, 2017	$202.23	$175.62	$197.75
June 29, 2012	$77.27	$67.24	$74.30	September 29, 2017	$256.45	$198.59	$254.21
September 28, 2012	$75.51	$69.38	$69.62	December 29, 2017	$297.90	$255.46	$294.91
December 31, 2012	$76.20	$69.53	$75.36	March 29, 2018	$364.64	$296.67	$327.88
March 28, 2013	$86.62	$73.65	$85.85	May 9, 2018*	$344.50	$322.44	$344.50

*This pricing supplement includes information for the second quarter of 2018 for the period from April 1, 2018 through May 9, 2018. Accordingly, the "Quarterly High", "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the second calendar quarter of 2018.

The graph below illustrates the performance of the Reference Asset from January 1, 2008 to May 9, 2018. The dotted line represents the Barrier Price, which is equal to 70% of the Initial Price.



PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Supplemental Discussion of U.S. Federal Income Tax Consequences

The U.S. federal income tax consequences of your investment in the Notes are uncertain. No statutory, regulatory, judicial or administrative authority directly discusses how the Notes should be treated for U.S. federal income tax purposes. Some of these tax consequences are summarized below, but we urge you to read the more detailed discussion under "Supplemental Discussion of U.S. Federal Income Tax Consequences" in the product prospectus supplement and discuss the tax consequences of your particular situation with your tax advisor. This discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), final, temporary and proposed U.S. Treasury Department (the "Treasury") regulations, rulings and decisions, in each case, as available and in effect as of the date hereof, all of which are subject to change, possibly with retroactive effect. Tax consequences under state, local and non-U.S. laws are not addressed herein. No ruling from the U.S. Internal Revenue Service (the "IRS") has been sought as to the U.S. federal income tax consequences of your investment in the Notes, and the following discussion is not binding on the IRS. This discussion is applicable only to a U.S. holder that acquires Notes upon initial issuance and holds its Notes as a capital asset for U.S. federal income tax purposes.

U.S. Tax Treatment. Pursuant to the terms of the Notes, TD and you agree, in the absence of a statutory or regulatory change or administrative or judicial ruling to the contrary, to treat the Notes as pre-paid derivative contracts with respect to the Reference Asset.

Pursuant to this treatment, any Contingent Interest Payments paid on the Notes (including any Contingent Interest Payments paid on or with respect to the Maturity Date) would be treated as ordinary income includable in income by you in accordance with your regular method of accounting for U.S. federal income tax purposes. Holders are urged to consult their tax advisors concerning the significance, and the potential impact, of the above considerations.

Upon the taxable disposition of your Notes, you generally should recognize gain or loss equal to the difference between the amount realized on such taxable disposition (adjusted for accrued and unpaid Contingent Interest Payments treated as ordinary income) and your tax basis in the Note. Your tax basis in a Note generally should equal your cost for the Note. Such gain or loss should generally be long-term capital gain or loss if you have held your Notes for more than one year (otherwise such gain or loss would be short-term capital gain or loss if held for one year or less). The deductibility of capital losses is subject to limitations. Although uncertain, it is possible that proceeds received from the sale or exchange of your Notes prior to a Valuation Date, but that could be attributed to an expected Contingent Interest Payment, could be treated as ordinary income. You should consult your tax advisor regarding this risk.

In the opinion of our special U.S. tax counsel, Cadwalader, Wickersham & Taft LLP, it would be reasonable to treat your Notes in the manner described above. However, because there is no authority that specifically addresses the tax treatment of the Notes, it is possible that your Notes could alternatively be treated for tax purposes as a single contingent payment debt instrument, or pursuant to some other characterization, such that the timing and character of your income from the Notes could differ materially and adversely from the treatment described above, as described further herein. If the Internal Revenue Service ("IRS") were successful in asserting an alternative treatment of the Notes, the timing and character of income on your Notes could differ materially and adversely from our description herein.

Notice 2008-2. In 2007, the IRS released a notice that may affect the taxation of holders of the Notes. According to Notice 2008-2, the IRS and the Treasury are actively considering whether a holder of an instrument such as the Notes should be required to accrue ordinary income on a current basis and they are seeking taxpayer comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of the Notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The IRS and the Treasury are also considering other relevant issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital and whether the special "constructive ownership rules" of Section 1260 of the Code should be applied to such instruments.

Medicare Tax on Net Investment Income. U.S. holders that are individuals or estates and certain trusts are subject to an additional 3.8% tax on all or a portion of their "net investment income," or "undistributed net investment income" in the case of an estate or trust, which may include any income or gain with respect to the Notes, to the extent of their net investment income or undistributed net investment income (as the case may be) that, when added to their other modified adjusted gross income, exceeds $200,000 for an unmarried individual, $250,000 for a married taxpayer filing a joint return (or a surviving spouse), $125,000 for a married individual filing a separate return, or the dollar amount at which the highest tax bracket begins for an estate or trust. The 3.8% Medicare tax is determined in a different manner than the regular income tax. U.S. holders should consult their advisors with respect to the 3.8% Medicare tax.

Specified Foreign Financial Assets. U.S. holders may be subject to reporting obligations with respect to their Notes if they do not hold their Notes in an account maintained by a financial institution and the aggregate value of their Notes and certain other "specified foreign financial assets" (applying certain attribution rules) exceeds $50,000. Significant penalties can apply if a U.S. holder is required to disclose its Notes and fails to do so.

Foreign Account Tax Compliance Act. The Foreign Account Tax Compliance Act ("FATCA") was enacted on March 18, 2010, and imposes a 30% U.S. withholding tax on "withholdable payments" (i.e., certain U.S.-source payments, including interest (and original issue discount), dividends, other fixed or determinable annual or periodical income, and the gross proceeds from a disposition of property of a type that can produce U.S.-source interest or dividends) and "passthru payments" (i.e., certain payments attributable to withholdable payments) made to certain foreign financial institutions (and certain of their affiliates) unless the payee foreign financial institution agrees (or is required), among other things, to disclose the identity of any U.S. individual with an account at the institution (or the relevant affiliate) and to annually report certain information about such account. FATCA also requires withholding agents making withholdable payments to certain foreign entities that do not disclose the name, address, and taxpayer identification number of any substantial U.S. owners (or do not certify that they do not have any substantial U.S. owners) to withhold tax at a rate of 30%. Under certain circumstances, a holder may be eligible for refunds or credits of such taxes.

Pursuant to final and temporary Treasury regulations and other IRS guidance, the withholding and reporting requirements under FATCA will generally apply to certain "withholdable payments" made on or after July 1, 2014, certain gross proceeds on a sale or disposition occurring after December 31, 2018, and certain foreign passthru payments made after December 31, 2018 (or, if later, the date that final regulations defining the term "foreign passthru payment" are published). If withholding is required, we (and/or the applicable withholding agent) will not be required to pay additional amounts with respect to the amounts so withheld. Foreign financial institutions and non-financial foreign entities located in jurisdictions that have an intergovernmental agreement with the U.S. governing FATCA may be subject to different rules.

Investors should consult their tax advisors about the application of FATCA, in particular if they may be classified as financial institutions (or if they hold their Notes through a non-U.S. entity) under the FATCA rules.

Proposed Legislation. In 2007, legislation was introduced in Congress that, if it had been enacted, would have required holders of Notes purchased after the bill was enacted to accrue interest income over the term of the Notes despite the fact that there may be no Contingent Interest Payments over the entire term of the Notes.

Furthermore, in 2013, the House Ways and Means Committee released in draft form certain proposed legislation relating to financial instruments. If it had been enacted, the effect of this legislation generally would be to require instruments such as the Notes to be marked to market on an annual basis with all gains and losses to be treated as ordinary, subject to certain exceptions.

It is impossible to predict what any such legislation or administrative or regulatory guidance might provide, and whether the effective date of any legislation or guidance will affect Notes that were issued before the date that such legislation or guidance is issued. You are urged to consult your tax advisor as to the possibility that any legislative or administrative action may adversely affect the tax treatment of your Notes.

Prospective purchasers are urged to consult their tax advisors regarding the U.S. federal income tax consequences of an investment in the Notes, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction (including that of TD).

Supplemental Plan of Distribution (Conflicts of Interest)

We have appointed TDS, an affiliate of TD, as the Agent for the sale of the Notes. Pursuant to the terms of a distribution agreement, TDS will purchase the Notes from TD at the public offering price less the underwriting discount set forth on the cover page of this pricing supplement for distribution to other registered broker-dealers, or have offered the Notes directly to investors. TDS or other registered broker-dealers have offered the Notes at the public offering price set forth on the cover page of this pricing supplement. Certain dealers who purchase the Notes for sale to certain fee-based advisory accounts may forego some or all of their selling concessions, fees or commissions. The public offering price for investors purchasing the Notes in these accounts may be as low as $970.00 (97.00%) per Note. The underwriting discount represents the selling concessions for other dealers in connection with the distribution of the Notes. The other dealers may forgo, in their sole discretion, some or all of their selling concessions. TD will reimburse TDS for certain expenses in connection with its role in the offer and sale of the Notes, and TD will pay TDS a fee in connection with its role in the offer and sale of the Notes.

Conflicts of Interest. TDS is an affiliate of TD and, as such, has a ''conflict of interest'' in this offering within the meaning of Financial Industry Regulatory Authority, Inc. ("FINRA") Rule 5121. In addition, TD will receive the net proceeds from the initial public offering of the Notes, thus creating an additional conflict of interest within the meaning of FINRA Rule 5121. This offering of the Notes will be conducted in compliance with the provisions of FINRA Rule 5121. In accordance with FINRA Rule 5121, neither TDS nor any other affiliated agent of ours is permitted to sell the Notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.

We, TDS, another of our affiliates or third parties may use this pricing supplement in the initial sale of the Notes. In addition, we, TDS, another of our affiliates or third parties may use this pricing supplement in a market-making transaction in the Notes after their initial sale. ***If a purchaser buys the Notes from us, TDS, another of our affiliates or third parties, this pricing supplement is being used in a market-making transaction unless we, TDS, another of our affiliates or third parties informs such purchaser otherwise in the confirmation of sale.***

Prohibition of Sales to EEA Retail Investors

The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area ("EEA"). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU, as amended ("MiFID II"); (ii) a customer within the meaning of Directive 2002/92/EC, as amended, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Directive 2003/71/EC, as amended. Consequently no key information document required by Regulation (EU) No 1286/2014, as amended (the "PRIIPs Regulation"), for offering or selling the Notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

Additional Information Regarding the Estimated Value of the Notes

The final terms for the Notes were determined on the Pricing Date, based on prevailing market conditions and are set forth in this pricing supplement.

The economic terms of the Notes are based on our internal funding rate (which is our internal borrowing rate based on variables such as market benchmarks and our appetite for borrowing), and several factors, including any sales commissions paid to TDS or another affiliate of ours, any selling concessions, discounts, commissions or fees expected to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, estimated costs which we may incur in connection with the Notes and the estimated cost which we may incur in hedging our obligations under the Notes. Because our internal funding rate generally represents a discount from the levels at which our benchmark debt securities trade in the secondary market, the use of an internal funding rate for the Notes rather than the levels at which our benchmark debt securities trade in the secondary market is expected to have an adverse effect on the economic terms of the Notes.

On the cover page of this pricing supplement, we have provided the initial estimated value for the Notes. This estimated value was determined by reference to our internal pricing models which take into account a number of variables and are based on a number of assumptions, which may or may not materialize, typically including volatility, interest rates (forecasted, current and historical rates), price-sensitivity analysis, time to maturity of the Notes, and our internal funding rate. For more information about the initial estimated value, see "Additional Risk Factors" beginning on page P-6. Because our internal funding rate generally represents a discount from the levels at which our benchmark debt securities trade in the secondary market, the use of an internal funding rate for the Notes rather than the levels at which our benchmark debt securities trade in the secondary market is expected, assuming all other economic terms are held constant, to increase the estimated value of the Notes. For more information see the discussion under "Additional Risk Factors — The Estimated Value of Your Notes Is Based on Our Internal Funding Rate."

Our estimated value of the Notes is not a prediction of the price at which the Notes may trade in the secondary market, nor will it be the price at which the Agent may buy or sell the Notes in the secondary market. Subject to normal market and funding conditions, the Agent or another affiliate of ours intends to offer to purchase the Notes in the secondary market but it is not obligated to do so.

Assuming that all relevant factors remain constant after the Pricing Date, the price at which the Agent may initially buy or sell the Notes in the secondary market, if any, may exceed our estimated value on the Pricing Date for a temporary period expected to be approximately 9 months after the Issue Date because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes which we will no longer expect to incur over the term of the Notes. We made such discretionary election and determined this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Issue Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

We urge you to read the "Additional Risk Factors" beginning on page P-6 of this pricing supplement.

Validity of the Notes

In the opinion of Cadwalader, Wickersham & Taft LLP, as special products counsel to TD, when the Notes offered by this pricing supplement have been executed and issued by TD and authenticated by the trustee pursuant to the indenture and delivered, paid for and sold as contemplated herein, the Notes will be valid and binding obligations of TD, enforceable against TD in accordance with their terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, receivership or other laws relating to or affecting creditors' rights generally, and to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity). This opinion is given as of the date hereof and is limited to the laws of the State of New York. Insofar as this opinion involves matters governed by Canadian law, Cadwalader, Wickersham & Taft LLP has assumed, without independent inquiry or investigation, the validity of the matters opined on by McCarthy Tétrault LLP, Canadian legal counsel for TD, in its opinion expressed below. In addition, this opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the indenture and, with respect to the Notes, authentication of the Notes and the genuineness of signatures and certain factual matters, all as stated in the opinion of Cadwalader, Wickersham & Taft LLP dated May 31, 2016 which has been filed as Exhibit 5.3 to the registration statement on form F-3 filed by the Bank on May 31, 2016.

In the opinion of McCarthy Tétrault LLP, the issue and sale of the Notes has been duly authorized by all necessary corporate action on the part of TD, and when this pricing supplement has been attached to, and duly notated on, the master note that represents the Notes, the Notes will have been validly executed and issued and, to the extent validity of the Notes is a matter governed by the laws of the Province of Ontario, or the laws of Canada applicable therein, will be valid obligations of TD, subject to the following limitations: (i) the enforceability of the indenture is subject to bankruptcy, insolvency, reorganization, arrangement, winding up, moratorium and other similar laws of general application limiting the enforcement of creditors' rights generally; (ii) the enforceability of the indenture is subject to general equitable principles, including the fact that the availability of equitable remedies, such as injunctive relief and specific performance, is in the discretion of a court; (iii) courts in Canada are precluded from giving a judgment in any currency other than the lawful money of Canada; and (iv) the enforceability of the indenture will be subject to the limitations contained in the Limitations Act, 2002 (Ontario), and such counsel expresses no opinion as to whether a court may find any provision of the indenture to be unenforceable as an attempt to vary or exclude a limitation period under that Act. This opinion is given as of the date hereof and is limited to the laws of the Provinces of Ontario and the federal laws of Canada applicable thereto. In addition, this opinion is subject to: (i) the assumption that the senior indenture has been duly authorized, executed and delivered by, and constitutes a valid and legally binding obligation of, the trustee, enforceable against the trustee in accordance with its terms; and (ii) customary assumptions about the genuineness of signatures and certain factual matters all as stated in the letter of such counsel dated May 31, 2016, which has been filed as Exhibit 5.2 to the registration statement on form F-3 filed by TD on May 31, 2016.